Exhibit 21.1
Subsidiaries of ArcSight, Inc.

	Jurisdiction of	Name Under Which Subsidiary
Name of Subsidiary	Incorporation	Conducts Business
ArcSight Limited	Canada	ArcSight Limited
ArcSight International, Inc.	Delaware	ArcSight International, Inc.
ArcSight (UK) Limited	England and Wales	ArcSight (UK) Limited
ArcSight (Hong Kong) Limited	Hong Kong	ArcSight (Hong Kong) Limited
ArcSight K.K.	Japan	ArcSight K.K.